Exhibit 99.2

Management’s Discussion and Analysis

For the Three Months Ended

June 30, 2020

DATE OF REPORT: July 31, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) has been prepared as of July 31, 2020 for the three months ended June 30, 2020 and should be read in conjunction with the consolidated unaudited interim condensed consolidated financial statements of Medicenna Therapeutics Corp. (“Medicenna”, the “Company”, “we”, “our”, “us” and similar expressions) for the three months ended June 30, 2020 and 2019, and the annual audited consolidated financial statements and accompanying notes for the years ended March 31, 2020 and 2019, which have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Our IFRS accounting policies are set out in note 2 of the annual audited consolidated financial statements for the years ended March 31, 2020 and 2019 and all dollar amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of applicable securities laws. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All statements contained herein that are not clearly historical in nature are forward-looking, and the words such as “plan”, “expect”, “is expected”, “budget”, “scheduled”, “estimate”, “forecast”, “contemplate”, “intend”, “anticipate”, or “believe” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “shall” or “will” be taken, occur or be achieved and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s:

•	requirements for, and the ability to obtain, future funding on favourable terms or at all;

•	business strategy;

•	expected future loss and accumulated deficit levels;

•	projected financial position and estimated cash burn rate;

•	expectations about the timing of achieving milestones and the cost of the Company’s development programs;

•	observations and expectations regarding the effectiveness of MDNA55 and the potential benefits to patients;

•	expectations regarding the progress, and the successful and timely completion, of the various stages of the regulatory approval process;

•	expectations about the Company’s products’ safety and efficacy;

•	expectations regarding the Company’s ability to arrange for the manufacturing of the Company’s products and technologies;

•	expectations regarding the filing and approval of various submissions by regulatory agencies regarding the conduct of new clinical trials;

•	ability to initiate, progress, and successful and timely completion, of various preclinical and manufacturing activities associated with future clinical trials;

•	ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;

•	strategy to acquire and develop new products and technologies and to enhance the safety and efficacy of existing products and technologies;

•	plans to market, sell and distribute the Company’s products and technologies;

•	expectations regarding the acceptance of the Company’s products and technologies by the market;

•	ability to retain and access appropriate staff, management, and expert advisers;

•	expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by the Company or to the Company in respect of such arrangements; and

•	strategy with respect to the protection of the Company’s intellectual property.

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Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

The forward-looking information in this MD&A does not include a full assessment or reflection of the unprecedented impacts of the COVID-19 pandemic occurring in the first half of 2020 and the ongoing and developing resulting indirect global and regional economic impacts. The Company is currently experiencing uncertainty related to the rapidly developing COVID-19 situation. It is anticipated that the spread of COVID-19 and global measures to contain it, will have an impact on the Company, however it is challenging to quantify the potential magnitude of such impact at this time. The Company is regularly assessing the situation and remains in contact with its partners, clinical sites investigators, contract research organizations, contract development and manufacturing organizations and suppliers to assess any impacts and risks.

All forward-looking statements reflect the Company’s beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	the effect of continuing operating losses on the Company’s ability to obtain, on satisfactory terms, or at all, the capital required to maintain the Company as a going concern;

•	the ability to obtain sufficient and suitable financing to support operations, preclinical development, clinical trials, and commercialization of products;

•	the risks associated with the development of novel compounds at early stages of development in the Company’s intellectual property portfolio;

•	the risks associated with the development of the Company’s product candidates including the demonstration of efficacy and safety;

•	delays or negative outcomes from the regulatory approval process;

•	risk of negative results of clinical trials or adverse safety events by the Company or others related to the Company’s product candidates;

•	the Company’s ability to achieve the Company’s forecasted milestones and timelines on schedule;

•	the Company’s ability to adequately protect proprietary information and technology from competitors;

•	risks related to changes in patent laws and their interpretations;

•	the Company’s ability to source and maintain licenses from third-party owners; and

•	the risk of patent-related litigation and the ability to protect trade secrets,

Although the forward-looking statements contained in this MD&A are based upon what the Company’s management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.

Any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by securities laws.

All references in this MD&A to “the Company”, “Medicenna”, “we”, “us”, or “our” refer to Medicenna Therapeutics Corp. and the subsidiaries through which it conducts its business, unless otherwise indicated.

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COMPANY OVERVIEW

Medicenna Therapeutics Corp. is the company resulting from a “three-cornered” amalgamation involving A2 Acquisition Corp (“A2”), 1102209 B.C. Ltd., a wholly owned subsidiary of A2 and Medicenna Therapeutics Inc. (“MTI”), a privately held clinical stage biotechnology company. A2 was formed by articles of incorporation under the Business Corporations Act (Alberta) (“ABCA”) on February 2, 2015, and following its initial public offering, was a “capital pool company” listed on the Toronto Stock Exchange Venture (“TSXV”). As a capital pool company, A2 had no assets other than cash and did not carry on any operations other than identifying and evaluating opportunities for the acquisition of an interest in assets or businesses for the completion of a qualifying transaction.

In February 2015, the Company was awarded a grant by the Cancer Prevention Research Institute of Texas (“CPRIT”) whereby the Company is eligible to receive up to US$14,100,000 on eligible expenditures over a three year-period (later extended to a five-year period) related to the development of the Company’s Phase 2b clinical program for MDNA55.

On March 1, 2017, A2 completed its qualifying transaction in accordance with the policies of the TSXV by way of a reverse takeover of A2 by the shareholders of MTI (the “Qualifying Transaction”). In connection with the Qualifying Transaction, A2 changed its name to Medicenna Therapeutics Corp. and completed a consolidation of its share capital on the basis of one post-consolidation common share for every 14 pre-consolidation common shares.

On August 2, 2017, Medicenna graduated from the TSXV to the Toronto Stock Exchange (“TSX”). On November 13, 2017, Medicenna continued under the Canada Business Corporations Act.

Medicenna has three wholly owned subsidiaries: MTI, Medicenna Biopharma Inc. (Delaware) and Medicenna Biopharma Inc. (British Columbia).

Medicenna is a clinical stage immuno-oncology company developing novel, highly selective versions of interleukin-2 (“IL-2”), interleukin-4 (“IL-4”) and interleukin-13 (“IL-13”) tunable cytokines, called “Superkines”. These Superkines can be developed either on their own as short or long-acting therapeutics or fused with cell killing proteins in order to generate Empowered Cytokines™ (“ECs”) that precisely deliver potent toxins to the cancer cells without harming adjacent healthy cells. Medicenna’s mission is to become the leader in the development and commercialization of targeted ECs and Superkines for the treatment of a broad range of cancers. The Company seeks to achieve its goals by drawing on its expertise, and that of world-class collaborators, in order to develop a unique set of therapeutic Superkines. Compared to naturally occurring cytokines – that bind to multiple receptor types on many cell types – Superkines are engineered with unique specificity toward defined target cell subsets to enable precise activation or inhibition of relevant immune cells in order to improve therapeutic efficacy and safety. Superkines can also be fused with other types of proteins such as antibodies to generate novel “immunocytokines” or combined with other treatment modalities such as checkpoint inhibitors, chimeric antigen receptor T cells (“CAR-Ts”) or oncolytic viruses to stimulate tumor-killing immune cells or overcome the immunosuppressive tumor microenvironment (“TME”).

Medicenna has completed a Phase 2b clinical trial of MDNA55, Medicenna’s lead EC, for the treatment of recurrent glioblastoma (“rGBM”), the most common and uniformly fatal form of brain cancer. MDNA55 is a fusion of a circularly permuted version of IL-4, fused to a potent fragment of the bacterial toxin, Pseudomonas exotoxin (PE), that is designed to preferentially target tumor cells that over-express the interleukin 4 receptor (“IL-4R”). MDNA55 has now been studied in 5 clinical trials in 132 patients, including 112 patients with rGBM, in which it has shown indications of superior efficacy when compared to the current standard of care. MDNA55 has secured Orphan Drug Status from the United States Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”) as well as Fast Track Designation from the FDA for the treatment of rGBM and other types of high grade glioma. Medicenna announced on April 30, 2019 that patient enrollment was complete in the Phase 2b clinical trial of MDNA55 after treating 46 patients with rGBM. Medicenna announced preliminary top line data from the study on June 18, 2019 and additional survival data in December 2019, January 2020 and May 2020. The End of Phase 2 (“EOP2”) meeting with the FDA has been scheduled for September 29th, 2020 with feedback from the FDA expected in calendar Q4, 2020.

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Complementing Medicenna’s lead clinical asset (MDNA55), the Company has built a deep pipeline of promising preclinical Superkine candidates such as IL-2 agonists (MDNA109), IL-2 antagonists (MDNA209), dual IL-4/IL-13 antagonists (MDNA413) and IL-13 Superkine (MDNA132) all in-licensed from Leland Stanford Junior University (“Stanford”). The most advanced of these programs is the MDNA109 platform (comprising of MDNA11 and MDNA19), which are in preclinical development and the only genetically engineered IL-2 Superkine designed to specifically target CD122 (IL-2Rβ) with high affinity without CD25 dependency. Both MDNA11 and MDNA19, which unlike native IL-2 (Proleukin), have superior pharmacokinetic properties, lack CD25 binding in order to improve safety, potently stimulate effector T cells, reverse natural killer (“NK”) cell anergy and act with exceptional synergy when combined with checkpoint inhibitors.

MDNA19 and MDNA11 originate from the same base molecule engineered from the MDNA109 platform. This base molecule has a very short half-life which requires frequent dosing and therefore would not be viable in a commercial setting. To address this issue, Medicenna fused both Fc (MDNA19) and albumin (MDNA11) to the base molecule with the effect of increasing the molecular weight of the molecule and its half-life. After completing pilot non-human primate studies with both MDNA19 and MDNA11, it became apparent that MDNA11 was the more promising molecule and has therefore been selected as the lead IL-2 candidate to advance into clinical development over MDNA19. Medicenna is thus working towards initiating a Phase 1 clinical study for MDNA11 in mid-2021. Medicenna currently does not have the intention or the resources to advance the clinical development of MDNA19 in parallel with MDNA11 but MDNA19, which was previously identified as the Corporation’s lead IL-2 candidate, remains relevant for Medicenna because it is derived from the same platform as MDNA11 and could also be moved to clinical development in certain circumstances.

ACHIEVEMENTS & HIGHLIGHTS

The following are the achievements and highlights for the three months ending June 30, 2020 through to the date hereof:

•	On April 15, 2020, Medicenna announced the closing of the full over-allotment option to purchase an additional 1,693,548 common shares of Medicenna at a price of $3.10 per share, in connection with its public offering of common shares initially closed on March 17, 2020 (the “2020 Public Offering”).

•	On May 29, 2020, Medicenna announced presentation of data from its Phase 2b trial of MDNA55 at the virtual 2020 Annual Meeting of the American Society of Clinical Oncology (“ASCO”). The oral poster discussion focused on additional data demonstrating clinical efficacy of MDNA55 in patients with rGBM. These data indicated that MDNA55 has the potential to benefit all rGBM patients treated at the high dose (≥ 180 µg) irrespective of IL4R expression. The high dose has already shown an acceptable safety profile in this and earlier clinical trials (maximum tolerated dose (“MTD”) = 240 µg). Based on these findings Medicenna has determined that a Proposed Population for future clinical development shall comprise of IL4R High (irrespective of dose) as well as IL4R Low patients receiving the high dose as these patients were shown to benefit the most from a single treatment of MDNA55. Median survival and OS-12 in this population (n = 32) was 15.8 months and 62% vs 7.0 months and 18%, respectively, when compared to the eligibility matched Synthetic Control Arm (“SCA”).

•	On May 29, 2020, Medicenna announced presentation of data on MDNA11, one of its candidates from the IL-2 Superkine program, at the virtual 2020 ASCO Annual Meeting. The poster presentation focused on encouraging data in non-human primates (“NHP”) for MDNA11, a long-acting IL-2 variant engineered to have enhanced affinity to CD122 with no binding to CD25. This engineering allows MDNA11 to specifically expand cancer fighting naïve CD8 T cells as well as NK cells with minimal stimulation of T regulatory cells (“Tregs”) and eosinophils (associated with vascular leak syndrome). As such, the use of MDNA11 circumvents both immune-suppression and toxicity normally observed with Proleukin. In addition, MDNA11 has several advantages over other long-acting IL-2 variants, as it permits enhanced accumulation in the tumor vicinity and can be recycled in vivo due to its albumin content, thus exhibiting prolonged circulation in the blood stream and thereby reducing the frequency of treatment.

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•	Subsequent to the quarter end, Medicenna submitted its EOP2 meeting package to the FDA and feedback from the FDA is expected in calendar Q4 2020 following this meeting which has been scheduled for 29th September, 2020.

•	Subsequent to the quarter end, on July 29, 2020 Medicenna received approval from the Depository Trust Company (“DTC”), making its shares DTC eligible and allowing non-Canadian investors to easily trade the Company’s stock through the broker of their choice.

US LISTING UPDATE

During the quarter ended June 30, 2020, Medicenna filed a shelf prospectus in the provinces of Alberta, British Columbia and Ontario for up to $100,000,000. In addition, the prospectus was filed with the Securities Exchange Commission (“SEC”) on a Form F-10. The shelf prospectus became effective on July 28, 2020 and Form F-10 became effective July 30, 2020. Subsequent to the quarter end, the Company applied to list its common shares for trading on the NASDAQ Capital Markets (“NASDAQ”) which it believes will be accepted during the quarter ending September 30, 2020. Medicenna’s intended listing on the Nasdaq is subject to Medicenna meeting the requirements and criteria to complete such listing, and there can no assurance that such requirements and criteria will be satisfied.

FINANCING UPDATE

Three months ended June 30, 2020

On April 15, 2020, the Company closed the full over-allotment option related to the 2020 Public Offering, to purchase an additional 1,693,548 common shares of Medicenna at a price of $3.10 per share. As a result of the exercise of this over-allotment option, Medicenna received additional gross proceeds of $5,249,999, for total gross proceeds of $40.25M, which will be used to fund further development of MDNA11, including preclinical activities, manufacturing and Phase 1/2a clinical trials, as well as for general corporate purposes and working capital.

During the three months ended June 30, 2020, 283,184 warrants were exercised for proceeds of $544,580, the details of which are described below:

Number of Warrants	Exercise Price	Proceeds	Expiry Date
	$	$
50,000	1.20	60,000	December 21, 2023
4,500	1.75	7,875	October 17, 2022
99,675	3.10	308,993	March 17, 2022
129,009	1.30	167,712	October 17, 2021
283,184		544,580

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Three months ended June 30, 2019

During the three months ended June 30, 2019, 224,655 warrants were exercised at a price of $1.20 per share for gross proceeds of $269,586.

RESEARCH & DEVELOPMENT UPDATE

MDNA55

Excluding the recently completed Phase 2b clinical study, MDNA55 has been studied in previous clinical trials under two Investigational New Drug Applications (“IND”) for the treatment of rGBM, high grade glioma and non-CNS solid tumors. In these earlier studies, MDNA55 showed promising clinical results from 72 patients including 66 adult patients with rGBM following a single intra-tumoral infusion. It has secured Orphan Drug Status from the FDA and the EMA as well as Fast Track Designation from the FDA.

Since the above mentioned clinical trials, there have been many improvements to the convection enhanced delivery (“CED”) technology, a drug delivery technique for localized administration of MDNA55 into brain tumors. This includes use of newly developed techniques for high precision placement of catheters into the tumor bed as well as novel stepped design catheters that prevent backflow and leakage of MDNA55 during treatment. Furthermore, by co-infusion of a magnetic resonance imaging (“MRI”) contrast agent with MDNA55, drug distribution can be monitored in real time in order to achieve maximum coverage of the tumor bed and the tumor margins. Unlike previous clinical trials, data from the MDNA55 Phase 2b clinical trial show that each of these improvements facilitates more accurate targeting and superior distribution of MDNA55 to regions of active tumor growth as well as the margins around the tumor. Medicenna has obtained an exclusive license from the National Institutes of Health (“NIH”) to patents covering CED and the use of a surrogate tracer for real-time monitoring of MDNA55 delivery and distribution.

Phase 2b Study Outline for Glioblastoma at First or Second Recurrence or Progression

The Phase 2b trial with MDNA55 using enhanced CED delivery was a multi-center, open-label, single-arm study in up to 52 patients (at least 46 intent-to-treat (“ITT”) patients evaluable for survival and 35 patients evaluable for response), with first or second recurrence or progression of GBM after surgery or radiotherapy ± adjuvant therapy or other experimental therapies.

The primary endpoint of the study was mOS comparing an expected null survival rate of 8.0 months (based on historical control) with an alternative pursue rate of 11.5 months (1-sided alpha = 0.10 and 80% power for approximately 46 ITT or per protocol subjects). The secondary endpoint was objective response rate (“ORR”) assessed by the modified Response Assessment in Neuro-Oncology (“mRANO”)-based criteria incorporating advanced imaging modalities according to a null response rate of 6% with an alternative pursue rate of 18% (1-sided alpha = 0.10 and 80% power for at least 35 subjects evaluable for response). IL4R expression levels in tumor biopsies and their potential impact on patient outcomes following treatment with MDNA55, were retrospectively evaluated.

Phase 2b Study Update

In April 2017, we treated the first rGBM patient in the Phase 2b clinical trial of MDNA55 and enrolled patients at eight clinical sites across the United States and 1 site in Europe with enrolment in the study (46 ITT patients) completed in April 2019.

While the Company previously targeted completion of the Phase 2b by not later than Q4 2018, the protocol amendments announced in September 2017 and May 2018, and described below, resulted in slower than anticipated patient recruitment.

On September 28, 2017, we announced that based on encouraging drug distribution and safety data observed we implemented an amended protocol incorporating enhanced drug delivery procedure which was used for the treatment of the remaining patients. The amended protocol allowed higher doses and volumes of MDNA55 as well as an increase in the total expected study size – from 43 patients under the original protocol to up to 52 total planned patients. This protocol amendment was based on a planned safety analysis following a unanimous recommendation from MDNA55’s Safety Review Committee. Of the up to 52 patients to be treated in the study we required at least 46 of those patients to be evaluable for survival and at least 35 subjects evaluable for response. We met our threshold enrolment requirements in April 2019 with 46 patients treated (ITT population) of which 44 patients met all the protocol eligibility requirements (per protocol population).

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On October 10, 2017, clinical data were presented by Principal investigator John H. Sampson MD, PhD, (Robert H. and Gloria Wilkins Distinguished Professor and Chair of Neurosurgery at Duke University in Durham, NC) at the 2017 Congress of Neurological Surgeons (Boston, MA), demonstrating successful delivery of MDNA55 in rGBM patients and a reassuring safety profile. Furthermore, the data showed that a substantially higher proportion of the target tissue was being covered then in previous similar trials. In some cases, close to 100% of the tumor and the 1 cm margin around it (at risk for tumor spread) had been successfully covered.

Additional clinical data from the Phase 2b rGBM clinical trial of MDNA55 were presented at the 22nd Annual Meeting of the SNO held in San Francisco in November 2017. Dr. Krystof Bankiewicz, MD, PhD, Professor in Residence of Neurological Surgery at the University of California San Francisco, provided an update on drug distribution and safety data from the first 15 patients treated in the study. The oral and poster presentations at the SNO conference outlined that through a process of real-time image guided delivery together with the ability to monitor and adjust infusion parameters, drug delivery was dramatically improved with significant enhancement in target coverage. A previous CED study in rGBM, without the advances implemented by Medicenna, [ref: J Neurosurg. 2010 Aug;113(2):301-9], was able to achieve, on average, coverage of only 20% of the target volume. In contrast, in the current study, a comparable estimate for coverage of the tumor and a 1cm high-risk margin around it showed approximately 65% coverage with the figure rising to 75% for the tumor area alone, with some patients achieving near 100% coverage of the target volume.

It was reported on May 2, 2018 that half the patients in the study had been recruited and the data to date demonstrated solid safety results and early signals of efficacy based on the findings of the Safety Review and Clinical Advisory Committees, comprised of key opinion leaders and study investigators. Following the Safety Review, Medicenna amended the protocol at the recommendation of clinical advisors to further improve the chances for demonstrating increased therapeutic benefit for patients. The amendment allowed the implementation of optimal methodologies including more personalized dosing based on the tumor load, incorporation of advanced imaging modalities to measure treatment responses more reliably, use of sub-therapeutics dose of Avastin® in patients that could not tolerate steroid use to control edema and inflammation and allowing investigators to administer a second dose of MDNA55 where appropriate.

Review of some patients who had been withdrawn from the study, believing that their disease had progressed, found that the apparent increases in tumor volumes, seen on brain scans, were, in fact, due to tissue necrosis, inflammation and edema. This is a known effect of immunotherapeutic agents such as MDNA55, called pseudo-progression, which poses a challenge to patient retention, management and data interpretation. When evaluating images from such patients, using multi-modal imaging, Medicenna found evidence of biological activity of MDNA55 suggesting that these patients were benefiting from the treatment, and in multiple cases following withdrawal from the study, surgical resection showed significant tumor necrosis. This amendment allowed a biopsy and/or advanced multi-modal imaging to more accurately discriminate between necrosis/inflammation and true disease progression. These tools would encourage subjects to remain in the study, where appropriate, giving time for the pseudo-progression to resolve and increase the likelihood of clinical responses.

Following the amended protocol as announced on May 2, 2018 and after receiving the necessary regulatory and site approvals patient enrolment was resumed at higher doses provided that the pre-established MTD of 240 µg was not to be exceeded.

The protocol amendments announced September 28, 2017 and May 2, 2018 resulted in increased timelines for completion of the MDNA55 Phase 2b clinical trial due to an increase in the original number of patients as well as a slowdown of patient recruitment while the necessary regulatory reviews and approvals were completed.

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On October 22, 2018, the Company presented results and participated in a poster discussion session at the ESMO Congress held in Munich. Based on interim data from patients treated at low doses implemented during the first half of the Phase 2b study of MDNA55, the presentation highlighted the benefits of using of advanced imaging modalities in order to help tumor response evaluation and identify pseudo-progression in some patients which ultimately translates into tumor shrinkage, and potential treatment benefit.

On October 31, 2018, Medicenna provided an interim update from the ongoing Phase 2b clinical trial of MDNA55 for the treatment of rGBM. These results were superseded by data reported on February 7, 2019 as described below.

On February 7, 2019, Medicenna presented new clinical study results in a podium presentation entitled, “The IL4 Receptor as a Biomarker and Immunotherapeutic Target for Glioblastoma: Preliminary Evidence with MDNA55, a Locally Administered IL-4 Guided Toxin” by John H. Sampson, MD, PhD, Robert H. and Gloria Wilkins Distinguished Professor and Chair of Neurosurgery at Duke University during the 5th Annual Immuno-Oncology 360o Conference held in New York, NY. These results have subsequently be superseded by more complete data presented in late 2019 and January 2020.

On April 30, 2019, Medicenna announced that enrolment in the study was complete with 46 evaluable patients (ITT population) of which 44 patients were subsequently identified as meeting protocol eligibility requirements without major deviations (per protocol population).

On June 3, 2019, a poster entitled “MDNA55: A Locally Administered IL4 Guided Toxin as a Targeted Treatment for Recurrent Glioblastoma” was presented at the 55th Annual Meeting of the ASCO held in Chicago, IL. The presentation by Dr. Dina Randazzo of Duke University School of Medicine and a Principal Investigator, focused on the development of a new biomarker test for the IL4R that may enable better selection and superior treatment outcomes for patients with rGBM. These data were subsequently updated as described below.

On June 18, 2019, Dr. Fahar Merchant presented results from the Phase 2b MDNA55 clinical trial which recently completed enrollment (n=46) at the Inaugural Immuno-Oncology Pharma Congress in Boston, MA. The presentation highlighted disease control in up to 83% of the patients according to iRANO criteria, which measure tumor response relative to the largest tumor size post-treatment (nadir). Use of advanced imaging techniques (such as perfusion and diffusion MRI) was able to show underlying tissue response amidst inflammation and edema in some subjects. In addition, safety data from the Phase 2b clinical trial show a similar safety profile to previous MDNA55 trials, with no systemic toxicities, no clinically significant laboratory abnormalities and no drug-related deaths.

On September 25, 2019, the Company presented updated efficacy results from the Phase 2b clinical trial MDNA55-05 in rGBM patients using the IL4R as an immunotherapy target, as it is overexpressed in glioblastoma as well as in cells that make up the brain tumor microenvironment (“TME”). The data imply that targeting the TME, particularly in GBM, is critical where almost half of the tumor mass consists of non-cancerous cells that make up the TME, a cancer swamp that hides the tumor from the immune system. The TME is emerging as one of the key reasons why glioblastoma is extremely aggressive, and continues to be one of the most difficult cancers to treat. Since MDNA55 can simultaneously kill both the tumor cells and the TME by targeting the IL4R, the results to date continue to show that MDNA55 is likely to emerge as a new treatment for this deadly disease. These data were subsequently updated in November and December 2019 and January 2020.

On November 25, 2019, Medicenna announced the presentation of updated clinical results presented by Dr. John Sampson from our Phase 2b trial of MDNA55 at the 24th SNO annual meeting. The presentation highlighted that with a single treatment with MDNA55, the mOS in IL4R High subjects (n=21) was 15 months showing a survival advantage of up to nine months when compared to approved therapies (mOS of 5.4 to 9.2 months with temozolomide, Avastin® and lomustine), among the 38 evaluable subjects, irrespective of IL4R expression, 82% of the subjects experienced tumor shrinkage or stabilization from nadir. The mOS of patients showing tumor control (n=31) was significantly longer when compared to patients with progressive disease (mOS of 15 months vs 8.4 months, respectively; p-value of 0.0112) and updated analysis included the first 40 subjects treated with MDNA55 continuing to show an overall survival rate at 12 months (OS-12) of 45%, irrespective of IL4R expression, and OS-12 of 58% in patients showing a treatment response (n=32). This is an improvement of up to 150% when compared to approved therapies for rGBM (OS-12 is 18-34%).

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On December 12, 2019, the Company announced a presentation by Dr. Fahar Merchant at the Inaugural Glioblastoma Drug Development Annual Summit. The presentation reported subgroup analysis from the first 40 patients treated with MDNA55 in the Phase 2b clinical trial. The presentation highlighted that the patient characteristics in the clinical study excluded patients that are known to have a much better prognosis, such as patients that were, (a) eligible for surgery to remove the tumor, (b) had a lower grade of brain cancer at initial diagnosis (only de novo GBM patients were enrolled), and (c) had a known mutation associated with better prognosis (isocycrate dehydrogenase (“IDH”) mutation). Furthermore, the presentation emphasized that despite enrolling only patients known to have a very poor prognosis, patients actually did much better and were surviving significantly longer following only one treatment with MDNA55, particularly in patients with high expression of the IL4R target. Of particular interest, subjects receiving lower doses of steroids (≤ 4 mg of concurrent steroid per day) showed a trend towards improved survival, particularly in the IL4R High group, with a mOS of 16.5 months with 88% of patients being still alive at 12 months. In patients resistant to approved chemotherapy temozolomide (rGBM with unmethylated MGMT promoter), MDNA55 treatment in IL4R High patients had a median overall survival of 15.2 months and a 12 month survival rate of 69% versus 22% for lomustine and less than 19% for Avastin®.

On January 13, 2020, Medicenna announced that it had completed a retrospective study on subjects with rGBM who matched eligibility requirements of subjects enrolled in the MDNA55-05 clinical trial. The study was conducted to compare the survival of subjects treated with MDNA55 in the Phase 2b rGBM clinical trial versus matched patients (Synthetic Control Arm, SCA) recently treated using other standard therapies. The SCA comprised of 81 rGBM patients receiving standard therapies including Avastin®, lomustine and temozolomide with similar baseline features as patients treated in the MDNA55 trial such as age, tumor size, ineligibility for surgery, IL4R expression and other parameters known to affect survival.

Key data from the study are summarized below and have been computed from the date of relapse rather than from the date of treatment in results previously reported by the Company:

•	When comparing IL4R High groups across the two populations, a 150% survival advantage is seen in patients who received MDNA55.

o	IL4R High subjects treated with MDNA55 (n=21) had a mOS of 15.8 months versus 6.2 months in the SCA (n=17), a survival advantage of an impressive 9.6 months.

o	The OS-12 was 62% in the MDNA55 arm versus 24% in the SCA.

•	Regardless of IL4R status, subjects treated with MDNA55 (n=44 subjects comprising the complete per protocol analysis population) demonstrated 112% increase in OS-12 over subjects in the SCA (n=81).

o	OS-12 for the MDNA55 arm was 53% versus 25% in the SCA.

o	mOS in the MDNA55 arm was 12.4 months versus 7.7 in the SCA.

On May 29, 2020, Medicenna announced presentation of data from its Phase 2b trial of MDNA55 in patients with rGBM, at the 2020 ASCO Annual Meeting. The oral poster discussion led by Dr. Ian F. Parney, MD, PhD (Mayo Clinic), and a presentation by Dr. John Sampson, MD, PhD (Robert H. and Gloria Wilkins Distinguished Professor of Surgery, Duke University School of Medicine), focused on additional data demonstrating clinical superiority of MDNA55 in patients with rGBM.

Highlights from the ASCO presentation included:

•	Comparison of MDNA55 with an eligibility-matched SCA demonstrated an improvement in mOS of 61%. When stratified by IL4R status, IL4R High subjects in the MDNA55 arm demonstrated improved mOS by 155% (Table 1).

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Table 1.

Eligibility-Matched Groups	N	mOS	Improvement in mOS	Hazard Ratio (“HR”)	OS-12
MDNA55 All-comers	44	12.4	61%	0.58	53%
SCA All-comers	81	7.7			25%
MDNA55 IL4R High	21	15.8	155%	0.54	62%
SCA IL4R High	17	6.2			24%

Further refinement of the SCA using propensity-score weighting (Li et al.), an unbiased approach to select patients that match the baseline characteristics of MDNA55 treated patients based on 11 key baseline prognostic factors, confirms these results (Table 2).

Table 2.

Propensity-Weighted Groups	N	mOS	Improvement in mOS	HR
MDNA55 All-comers	43	12.4	72%	0.63
SCA All-comers	40.8	7.2
MDNA55 IL4R High	17	13.2	116%	0.52
SCA IL4R High	16.8	6.1

Irrespective of IL4R expression, subjects showed tumor control rate (“TCR”) (tumor shrinkage or stabilization) of 76% based on modified RANO criteria; these subjects demonstrated mPFS of 4.6 months, PFS at six months (“PFS-6”) of 40%, PFS-12 of 33%, mOS of 15.0 months and OS-12 of 57%.

Additional updated results (not presented at ASCO) include the following:

Patients with Low IL4R expression (H-Score ≤ 60) had a similar TCR as patients with High IL4R expression (H-Score > 60); TCR of 75% vs. 76%, respectively. However, the majority of the IL4R Low patients (11 of 16) received high doses of MDNA55 (180 – 240 µg; median 180 µg) whereas only 8 of 21 IL4R High patients received the high dose of MDNA55.

The IL4R Low group receiving high dose also showed improved survival (mOS Not Reached, OS-12 of 53%) when compared to the low dose group (mOS = 8 months, OS-12 = 13%).

The Proposed Population (n=32), comprised of all IL4R High (irrespective of dose) as well as IL4R Low patients receiving the high dose, were shown to benefit the most from a single treatment of MDNA55. Median survival and OS-12 in this population was 15.8 months and 62% vs 7.0 months and 18%, respectively, when compared to the eligibility matched SCA. (Table 3).

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Table 3.

Eligibility-Matched	N	mOS	Improvement in mOS	HR	OS-12
Proposed Population	32	15.8	126%	0.45	62%
SCA	40	7.0			18%
Propensity-Weighted
Proposed Population	32	15.7	118%	0.52	NA
SCA	33.9	7.2			NA

TCR in the Proposed Population was 81% based on radiologic assessment by mRANO criteria.

These data indicate that MDNA55 has the potential to benefit all rGBM patients treated at the high dose (180 µg) irrespective of IL4R expression. The high dose has already shown an acceptable safety profile in this and earlier clinical trials (MTD = 240 µg).

Medicenna plans to have an EOP2 meeting with the FDA in calendar Q3, 2020 to discuss the results of the MDNA55 Phase 2b clinical study and the development pathway forward. This date is later than previously anticipated due to additional information necessary in order to strengthen the submission package to the FDA as recommended by regulatory consultants.

The Company expects the completion of clinical development of MDNA55 to full approval (including a pivotal Phase 3 clinical trial), if undertaken by Medicenna, to last until at least 2022, with a projected aggregate cost of approximately $75 million, incremental to the current cash on hand. It is anticipated that following the successful completion of the Phase 2b clinical trial and a successful EOP2 meeting with the FDA the Company will work to out-license the program to one or more partners who would fund or co-fund Phase 3 clinical development of MDNA55 as well as prepare the program for commercialization and its subsequent launch in various countries where approval has been granted. In addition to development and regulatory approval of MDNA55, see “Risk and Uncertainties” below.

Superkine Platform

IL-2 Superkines

IL-2 was one of the first effective immunotherapies developed to treat cancer due to its proficiency at expanding T cells, the central players in cell-mediated immunity. Originally discovered as a growth factor for T cells, IL-2 can also drive the generation of activated immune cells, immune memory cells, and immune tolerance.

In contrast, IL-2 induced overstimulation of immune cells can lead to an imbalance in the ratio of effector and regulatory T cells, resulting in autoimmune diseases.

Part of the reason for this is due to the nature of the IL-2 receptor. The IL-2 receptor is composed of three different subunits, IL-2Rα (also known as CD25), IL-2Rβ (CD122) and IL-2Rγ (CD132). The arrangement of these different proteins determines the response to IL-2 signaling.

The IL-2β and IL-2γ components together make a receptor capable of binding IL-2, but only moderately so. When all three components are together, including IL-2Rα, the receptor binds IL-2 with a much higher affinity. This complete receptor is usually found on regulatory T cells, which dampens an ongoing immune response. The lower affinity receptor, composed of just the IL-2β and IL-2γ components, is more often found on “naive” immune cells, which are awaiting instructions before seeking out cancer cells.

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Altering IL-2’s propensity for binding these receptors could encourage greater immune cell activation and/or block the function of regulatory cells. Medicenna’s MDNA109 and MDNA209 platforms take advantage of this dynamic by binding to specific receptors and either activating (MDNA109) or blocking them (MDNA209). The majority of development has been focused on the MDNA109 platform candidates where promising results have been demonstrated in various animal tumour models, as described below.

MDNA109 (a precursor to MDNA19 and MDNA11) is an enhanced version of IL-2 that binds up to 200 to 1,000 times more effectively to IL-2Rβ, thus greatly increasing its ability to activate and proliferate the immune cells needed to fight cancer. Because it preferentially binds IL-2Rβ and not the receptor containing IL-2Rα, MDNA109 drives effector T cell responses over regulatory T cells. Additionally, MDNA109 reverses NK cell anergy and acts with exceptional synergy when combined with checkpoint inhibitors.

One of the development challenges with MDNA109 was its short half-life, similar to native IL-2, which would require frequent dosing in a commercial setting. In order to extend the half-life of MDNA109, Medicenna fused inactive protein scaffolds to MDNA109 including Fc-fusions (Fc) and Albumin fusions (Alb) and, on August 2, 2018, we announced preliminary preclinical data on long acting variants of MDNA109, showing that these fusions have better pharmacokinetic properties enabling less frequent dosing without sacrificing its efficacy or safety.

Further modifications were made to MDNA109 in its extended half-life forms to enhance pharmacodynamics and further enhance selectivity in order to reduce binding to CD25 which is associated with the toxic side effect profile of Proleukin. These modifications have provided us with two candidates in development, MDNA19 and MDNA11, and following data presented in May 2020 at ASCO, MDNA11 has been selected as the lead candidate to move into clinical development.

On February 6, 2019, the Company presented results on MDNA109 and its long acting variants in a podium presentation entitled, “Putting Pedal to the Metal: Combining IL-2 Superkine (MDNA109) with Checkpoint Inhibitors” by Moutih Rafei, PhD, Associate Professor, Department of Pharmacology and Physiology, Université de Montréal, at the 5th Annual Immuno-Oncology 360° Meeting in New York, NY.

The results presented demonstrated that MDNA109 exhibited 1000-fold enhanced affinity toward the CD122 receptor and best-in-class potency toward cancer killing effector T cells. When tested in vivo, MDNA109 was not immunogenic and led to potent delay in the growth of pre-established B16F10 melanoma tumors compared to IL-2. Likewise, significant delay in the growth of pre-established MC38 and CT-26 colon cancer was observed in syngeneic mice receiving MDNA109, whereas its co-administration with anti-PD1 checkpoint inhibitor eliminated tumors in 90% of MC38 tumor-bearing mice. Furthermore, MDNA109 in combination with anti-CTLA-4 antibody, complete responses were observed in a majority of mice in the CT26 model. When cured animals were re-challenged on the counter-lateral flank with CT26 tumor cells, tumor growth was blocked at the secondary site clearly suggesting the generation of potent memory responses. Additional results on long-acting MDNA109 variants with impaired CD25 binding demonstrated abrogation of regulatory T cell activation at therapeutic doses in order to mitigate peripheral side effects, which are dependent on CD25 binding.

Medicenna presented a poster entitled “Engineering a long-acting CD122 biased IL-2 superkine displaying potent anti-tumoral responses” at the Inaugural Immuno-Oncology Pharma Congress, held from June 18-20, 2019 during World Pharma Week in Boston, MA. Highlights from the presentation by Dr. Moutih Rafei included the following: (a) When MDNA109-LA was co-administered with the immune-checkpoint blocker anti-cytotoxic T-Lymphocyte-Associated Protein-4 (anti-CTLA-4) in a colon cancer mouse model, 67% of animals with pre-established tumors remained tumor-free for over 100 days. When these animals received a second and third re-challenge of the tumor without further treatment, 100% and 75% remained tumor free, respectively, demonstrating a strong memory response. (b) A long-acting variant, MDNA19, engineered to mitigate Treg activation by abolishing binding to the CD25 had 50-fold decreased Treg activity and 6-fold higher activity towards naïve CD8 T cells for an overall 300-fold preferential activation of cancer killing T cells than recombinant IL-2. (c) In addition, binding affinity studies using surface plasmon resonance confirmed absence of CD25 binding by MDNA19. (d) To further validate the potency of MDNA19 mice with pre-established aggressive B16F10 melanoma tumors showed potent tumor control with a weekly dosing schedule.

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On September 26, 2019, Medicenna announced the publication of a peer-reviewed article in the August 2019 edition of Nature Communications providing independent third-party validation of Medicenna’s MDNA109 Superkine platform.

The publication titled “A next-generation tumor-targeting IL-2 preferentially promotes tumor infiltrating CD8+ T-cell response and effective tumor control” describes the safety, efficacy, pharmacokinetics, immunogenicity as well as efficacy profile in different tumor models of long-acting variants of MDNA109 including fusions to antibodies to create tumor targeted immunocytokines. The work reported in the publication is covered by Medicenna’s patents and patents in-licensed by the Company.

On September 30, 2019, Medicenna announced the presentation by Dr. Minh To, Director of Preclinical Development at Medicenna, of preclinical data to support the differentiating characteristics of long-acting MDNA109 variants and their potency in vitro and in vivo from other long-acting IL-2 programs.

Highlights from the presentation included:

•	High potency towards naive effector T cells but diminished potency on unwanted regulatory T cells (Tregs). Of the long-acting MDNA109 variants, MDNA19 is superior in having decreased binding to CD25 and increased affinity to CD122, therefore selectively activating cancer killing CD8 T cells instead of tumor protecting Tregs.

•	Potent effects as monotherapy with improved PK characteristics. In CT26 (mouse colon cancer) and B16F10 (mouse melanoma) models, treatment with long acting variants of MDNA109 (biweekly for 2 weeks or once weekly for 2 or 3 weeks) potently inhibited tumor growth. These data suggest that long-acting MDNA109 variants could lead to potent therapeutic effects with a dosing schedule similar to that used for immune checkpoint inhibitors. In addition, the results also confirm that different protein scaffolds may be used to extend the half-life of MDNA109 and can provide similar tumor control as MDNA19.

•	Compelling preclinical synergism with immune checkpoint inhibition. In a pre-established colon cancer CT26 model, long-acting MDNA109 variants co-administered with the immune-checkpoint blocker anti-CTLA-4, showed significant tumor growth inhibition with as many as 89% of animals remaining tumor-free for over 175 days.

•	Strong Memory Response. Furthermore, tumor free animals receiving a second and third re-challenge of the tumor without further treatment remained tumor free in up to 100% of mice, demonstrating development of a strong memory response with the ability to prevent tumor relapses.

On March 25, 2020, Medicenna announced preclinical data including NHP data from its IL-2 Superkine program during a conference call and webcast.

The presentation highlighted data from the long-acting variant MDNA19, engineered to have enhanced binding to CD122 without binding to CD25 and included:

•	Kinetic studies in NHP showed a dose-dependent upregulation of Ki67 in CD8 T-cells lasting for almost two weeks post-MDNA19 administration, with no apparent side effects.

•	When administered to NHP, MDNA19 increases the absolute number of circulating CD8 T-cells in the absence of Treg and eosinophil stimulation (the latter being a major source of IL-5 production which is responsible for triggering vascular leak syndrome and associated toxicity).

•	MDNA19 administration as a monotherapy in syngeneic mice with pre-established CT26 colon cancer led to 60% survival and induction of strong and long-lasting memory responses correlating with resistance to subsequent re-challenges.

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•	Furthermore, MDNA19 treatment of B16F10 tumors favoured activation of CD8 T cells over Tregs in the tumor microenvironment driving a strong therapeutic effect.

On May 29, 2020, Medicenna announced the virtual presentation of data on MDNA11, one of its lead candidates from the IL-2 Superkine program, at the 2020 ASCO Annual Meeting. The poster presentation by Dr. Moutih Rafei, PhD (Associate Professor of Pharmacology and Physiology at the Université de Montréal), focused on new data arising from studies with MDNA11. The poster presentation focused on encouraging data in NHP for MDNA11, a long-acting IL-2 variant engineered to have enhanced affinity to CD122 without binding to CD25. This engineering allows MDNA11 to specifically expand cancer fighting naïve CD8 T cells as well as NK cells with minimal stimulation of Tregs and eosinophils (associated with vascular leak syndrome). As such, the use of MDNA11 circumvents both immune-suppression and toxicity normally observed with Proleukin. In addition, MDNA11 has several advantages over other long-acting IL-2 variants as it permits enhanced accumulation in the tumor vicinity and can be recycled in vivo thus exhibiting prolonged circulation in the blood stream thereby reducing the frequency of treatment.

Medicenna has commenced good laboratory practices (“GLP”) and good manufacturing practices (“GMP”) related manufacturing activities for MDNA11 with the intention of starting IND enabling studies in the second half of 2020 and initiating a Phase 1/2a clinical trial in mid-2021. These timelines are later than what were previously disclosed as additional optimization to the molecules in development was necessary to further enhance Medicenna's long acting MDNA109 program as potentially best in class.

Like the MDNA109 platform, MDNA209 therapeutics bind with exceptional affinity to IL-2Rβ, but are unable to bind to the common IL-2γ receptor which in turn blocks signaling and activation of NK cells and memory CD8 T cells. MDNA209 platform offers a variety of candidates that are either partial agonists, partial antagonists or complete antagonists, enabling us to dampen the signaling properties of an over-active immune system to an amplitude that elicits desired therapeutic function without causing undesired toxicity. MDNA209 variants can therefore be used to treat a host of autoimmune diseases such as multiple sclerosis and preliminary studies (Mitra et al., 2015) have shown that MDNA209 variants can also mitigate graft versus host disease (GvHD) following transplantation. Limited work on MDNA209 has been initiated but development timelines have not been established at this time.

IL-4 and IL-13 Superkines

Medicenna’s IL-4 and IL-13 Superkines are engineered versions of wild type cytokines which possess enhanced affinity and selectivity for either the Type 1 or Type 2 IL4 receptors or dedicated IL13 receptors such as IL13Rα2. This selectivity is achieved through mutations of the IL-4 or IL-13 proteins to enhance affinity for binding to specific IL4R or IL13R subunits. Additional mutations have also been engineered to modulate their bioactivity, resulting in Superkines with enhanced signaling (super-agonists) or the ability to block signaling (super-antagonists).

One promising IL-13 Superkine antagonist is MDNA413. Compared to wild type IL-13, MDNA413 has been engineered to have 2,000-fold higher selectivity for the Type 2 IL4R and which potently blocks IL-4 and IL-13 signaling (Moraga et al., 2015). Blocking of Type 2 IL4R by MDNA413 may be relevant not only for targeting solid tumors that overexpress this receptor, but also the Th2 biased tumour microenvironment, which shields the cancer from the immune system.

Another promising IL-13 Superkine is MDNA132. Unlike MDNA413, MDNA132 is an IL-13 ligand that has been engineered to increase affinity for IL13Rα2 overexpressed on certain solid tumors while exhibiting sharply decreased affinity for IL13Rα1. Medicenna believes MDNA132 has superior targeting compared to other IL-13 variants in development, and is an attractively differentiated targeting domain for inclusion in new and exciting field of immuno-oncology based on the CAR-T platform. Development timelines for MDNA132 have yet to be established.

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As preparing, submitting, and advancing applications for regulatory approval, developing products and processes and clinical trials are complex, costly, and time consuming processes, an estimate of the future costs related to the development of MDNA209, MDNA413 and MDNA132 is not reasonable at this time.

SELECTED FINANCIAL INFORMATION

	Three months ended June 30, 2020	Three months ended June 30, 2019
	$	$
General and administration	732,085	461,539
Research and development	1,813,105	828,442
Net loss	(2,351,665)	(1,294,634)
Basic and diluted loss per share	(0.05)	(0.05)
Total assets	40,919,573	3,674,228
Total liabilities	1,547,407	1,897,899

We have not earned revenue in any of the previous fiscal years, other than income from interest earned on our cash and cash equivalents and marketable securities.

For the three months ended June 30, 2020, we reported a net loss of $2,351,665, or $0.05 per share, compared to a loss of $1,294,634, or $0.05 per share, for the three months ended June 30, 2019. The increase in net loss for the period ended June 30, 2020 compared with the period ended June 30, 2019 was primarily a result of no reimbursement under the CPRIT grant in the current year period.

Cash utilized in operating activities for the three months ended June 30, 2020 was $2,477,899, compared to cash utilized in operating activities for the three months ended June 30, 2019 of $2,586,394.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDING JUNE 30, 2020

Research and Development Expenses

	Three months ended June 30, 2020	Three months ended June 30, 2019
	$	$
Chemistry, manufacturing and controls	475,983	87,451
Regulatory	143,088	48,136
Discovery and preclinical	296,718	494,420
Clinical	347,758	538,537
Salaries and benefits	270,734	265,760
Licensing, patent legal fees and royalties	185,334	92,150
Stock based compensation	90,771	117,301
CPRIT grant claimed on eligible expenses	-	(869,276)
Other research and development expenses	2,719	53,963
	1,813,105	828,442

Research and development (“R&D”) expenses of $1,813,105 were incurred during the three months ended June 30, 2020, compared with $828,442 incurred in the three months ended June 30, 2019.

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The increase in R&D expenses in the current period is primarily attributable to:

•	No reimbursement of expenses with respect to the CPRIT grant in the three months ended June 30, 2020, compared with $869,276 in the three months ended June 30, 2019.

•	Higher chemistry, manufacturing and controls expenses associated with the development of MDNA11 as we initiate GLP and GMP manufacturing activities for future clinical development.

•	Increased regulatory costs associated with preparation for the EOP2 meeting.

•	Increased licensing and patent legal fees related to outsourced business development activities and timing of patent prosecution.

The above increases were partially offset by the following reductions:

•	Lower discovery and preclinical expenses due to the transition from pre-clinical work to IND enabling and manufacturing activities related to MDNA11.

•	Lower clinical trial costs due to completion of the Phase 2b rGBM clinical study.

General and Administrative Expenses

	Three months ended June 30, 2020	Three months ended June 30, 2019
	$	$
Depreciation expense	10,075	1,237
Stock based compensation	96,414	93,962
Facilities and operations	70,873	62,170
Legal, professional and finance	246,854	30,957
Salaries and benefits	132,933	154,383
Corporate communications	84,350	182,156
Other expenses	90,586	62,046
CPRIT grant claimed on eligible expenses	-	(125,372)
	732,085	461,539

General and administrative (“G&A”) expenses of $732,085 were incurred during the three months ended June 30, 2020, compared with $461,539 during the three months ended June 30, 2019.

The increase in G&A expenditures period over period is primarily attributed to lower amounts of expenses eligible for reimbursement from CPRIT in the current year as well as higher legal expenses in the current period due to activities associated with filing a shelf prospectus, preparation for US listing, qualifying our common shares with the Depository Trust Company and other corporate initiatives.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

	Jun. 30 2020	Mar. 31 2020	Dec. 31 2019	Sept. 30 2019	June 30 2019	Mar. 31 2019	Dec. 31 2018	Sept. 30 2018
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
General and administration	732,085	529,338	741,786	642,548	461,539	414,154	437,218	443,363
Research and development	1,813,105	2,135,410	1,659,444	1,246,292	828,442	661,314	1,275,896	445,814
Net loss	(2,351,665)	(2,688,713)	(2,389,463)	(1,904,259)	(1,294,634)	(1,049,074)	(1,723,081)	(897,659)
Basic and diluted loss per share	(0.05)	(0.07)	(0.07)	(0.07)	(0.05)	(0.04)	(0.07)	(0.04)
Total assets	40,919,573	37,996,268	7,315,780	2,243,789	3,674,228	5,187,428	6,017,780	3,408,806
Total liabilities	1,547,407	1,847,196	1,993,314	2,050,249	1,897,899	2,570,871	2,512,414	2,173,528

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R&D expenses fluctuate quarter over quarter based on the amount of expenditures eligible for CPRIT reimbursement in the period as well as the pace of the clinical trial enrollment during the period. During the three months ended June 30, 2020, March 31, 2020, December 31, 2019 there were no CPRIT expenses eligible for offset vs. the comparable quarters in the prior year where there were eligible expenses resulting in lower expenditures in the prior year period.

G&A expenses are higher beginning with the quarter ended September 30, 2019 due to no expenditures claimed for CPRIT reimbursement as well as higher stock-based compensation costs and expenses associated with investor relations activities. In the quarter ended June 30, 2020, G&A expenses were further increased due to costs associated with preparing for a US listing.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, manufacturing drug supplies, initiating preclinical and clinical studies, submitting regulatory dossiers and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $33,418,385 as of June 30, 2020. With current revenues only consisting of interest earned on excess cash, cash equivalents and marketable securities, losses are expected to continue while the Company’s R&D programs are advanced.

We currently do not earn any revenues from our drug candidates and are therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity or pursue non-dilutive funding sources available to the Company in the future. The continuation of our research and development activities for both MDNA55 and MDNA11 and the commercialization of MDNA55 is dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and revenues from strategic partners. We have no current sources of revenues from strategic partners.

Management has forecasted that the Company’s current level of cash will be sufficient to execute its current planned expenditures for more than the next 24 months without further financing being obtained.

CASH POSITION

At June 30, 2020, we had a cash, cash equivalents and marketable securities balance of $40,631,008, compared to $37,700,202 at March 31, 2020. We invest cash in excess of current operational requirements in highly rated and liquid instruments. Working capital at June 30, 2020 was $39,260,860 (March 31, 2020: $36,037,022).

We also have up to US$1.4 million remaining available under the CPRIT grant to be used towards the development of MDNA55.

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional R&D expenses, including expenses related to drug discovery, preclinical testing, clinical trials, chemistry, manufacturing and controls and operating expenses associated with supporting these activities. It is expected that negative cash flow from operations will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products should they exceed our expenses.

CONTRACTUAL OBLIGATIONS

CPRIT assistance

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In February 2015, the Company received notice that it had been awarded a grant by CPRIT whereby the Company is eligible to receive up to US$14,100,000 on eligible expenditures over a three year period related to the development of the Company’s phase 2b clinical program for MDNA55. In October 2017, the Company was granted a one-year extension to the grant allowing expenses to be claimed over a four-year period ending February 28, 2019. On February 4, 2019 the Company was approved for a further six-month extension ending August 31, 2019, on July 25, 2019 an additional six-month extension was granted to February 28, 2020 and on January 6, 2020 an additional six-month extension was granted to August 28, 2020.

Of the US$14.1 million grant approved by CPRIT, Medicenna has received US$12.7 million from CPRIT as of June 30, 2020. The Company is eligible to receive the remaining US$1.4 million upon the achievement of certain criteria as determined by CPRIT, from time to time. There can be no assurances that the balance of such grants will be received from CPRIT.

Ongoing program funding from CPRIT is subject to a number of conditions including the satisfactory achievement of milestones that must be met to release additional CPRIT funding, proof the Company has raised 50% matching funds and maintaining substantial functions of the Company related to the project grant in Texas as well as using Texas-based subcontractor and collaborators wherever possible. There can be no assurances that the Company will continue to meet the necessary CPRIT criteria, satisfactorily achieve milestones, or that CPRIT will continue to advance additional funds to the Company.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or relocates its MDNA55 related operations outside of the state of Texas, then the Company is required to repay any grant proceeds received.

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 3-5% of revenues on net sales of MDNA55 until aggregate royalty payments equal 400% of the grant funds received at which time the ongoing royalty will be 0.5%.

During the three months ended June 30, 2020, the Company did not receive any funds from CPRIT (June 30, 2019: $991,840).

Intellectual Property

On August 21, 2015, the Company exercised its right to enter into two license agreements with Stanford (the “Stanford License Agreements”). In connection with this licensing agreement the Company issued 649,999 common shares with a value of $98,930 to Stanford and affiliated inventors. The value of these shares has been recorded as an intangible asset that is being amortized over the life of the underlying patents. As at June 30, 2020, the Company’s intangible assets have a remaining capitalized net book value of $75,022 (March 31, 2020: $76,259).

The development milestones under the Stanford License Agreements were updated during the year ended March 31, 2020 to reflect the current stage of development of the Company’s programs. In connection with the amendment of the Stanford License Agreements, Medicenna paid a US$150,000 fee to Stanford.

The Company has entered into various license agreements with respect to accessing patented technology. In order to maintain these agreements, the Company is obligated to pay certain costs based on timing or certain milestones within the agreements, the timing of which is uncertain. These costs include ongoing license fees, patent prosecution and maintenance costs, royalty and other milestone payments. As at March 31, 2020, the Company is obligated to pay the following:

•	Patent licensing costs due within 12 months totaling $70,500.

•	Patent licensing costs, including the above, due within the next five years totaling $1,283,100.

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•	Given the current development plans and expected timelines of the Company it is assumed that project milestones of US$50,000 and US$100,000 will be due in the next five years.

•	Project milestone payments, assuming continued success in the development programs, of uncertain timing totaling US$2,650,000 and an additional US$2,000,000 in sales milestones.

•	A liquidity payment of $356,548 is due to the NIH which represents the remaining payments resulting from the Company’s liquidity event in March 2017.

As part of these license agreements, the Company has committed to make certain royalty payments based on net sales to the NIH and Stanford.

As of June 30, 2020, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed:

Payments Due by Period
Contractual obligations	Less than 1 year	1-3 years	3-5 years	Total
Patent licensing costs, minimum annual royalties per license agreements	$ 70,500	$ 465,300	$ 747,300	$ 1,283,100
Lease payments	$ 41,460	$ 38,005	$ 0	$ 79,465
Liquidity event payment	$ 356,548	$ 0	$ 0	$ 356,548

The Company cannot reasonably estimate future royalties which may be due upon the regulatory approval of MDNA55 or MDNA11.

As at June 30, 2020, the Company had obligations to make future payments, representing significant research and development and manufacturing contracts and other commitments that are known and committed in the amount of approximately $5,850,000, of which $465,000 has been paid or accrued at June 30, 2020. Most of these agreements are cancellable by the Company with notice. These commitments include agreements for manufacturing and preclinical studies.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel, which consists of the Company’s officers (Dr. Fahar Merchant, President and Chief Executive Officer, Ms. Elizabeth Williams, Chief Financial Officer, and Ms. Rosemina Merchant, Chief Development Officer) and directors, received the following compensation for the following periods:

	Three months ended June 30, 2020	Three months ended June 30, 2019
	$	$
Salaries and wages	222,937	222,937
Board fees	28,599	35,560
Stock option expense	157,993	136,679
	409,529	395,176

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As at June 30, 2020, the Company had trade and other payables in the normal course of business, owing to directors and officers of $69,540 (2019: $390,066) related to board fees and accrued vacation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies of the Company are described in note 2 of the audited consolidated financial statements for the year ended March 31, 2020 and available on SEDAR (www.sedar.com).

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates. Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended March 31, 2020 filed on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

(a)	Fair value

The Company’s financial instruments recognized on the consolidated statements of financial position consist of cash, cash equivalents, marketable securities, government grant receivable, other receivables, accounts payable and accrued liabilities, and license fee payable. The fair value of these instruments, approximate their carry values due to their short-term maturity.

Classification of financial instruments

Financial instruments measured at fair value on the statement of financial position are summarized into the following fair value hierarchy levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Cash, cash equivalents and marketable securities are measured using Level 1 inputs and changes in fair value are recognized through profit or loss, with changes in fair value being recorded in net earnings at each period end.

Other receivables and government grant receivable are measured at amortized cost less impairments.

Accounts payable, accrued liabilities, deferred government grants and license fee payable are measured at amortized cost.

The Company has exposure to the following risks from its use of financial instruments: credit, interest rate, currency and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary.

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(b) Financial risk management

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

i.             Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The financial instruments that are exposed to concentrations of credit risk consist of cash and cash equivalents and marketable securities.

The Company attempts to mitigate the risk associated with cash and cash equivalents by dealing only with major Canadian financial institutions with good credit ratings.

ii.            Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company believes that its exposure to interest rate risk is not significant.

iii.          Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations out of cash. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. As at June 30, 2020, the Company’s liabilities consist of trade and other payables that have contracted maturities of less than one year.

iv.          Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and the cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss and comprehensive loss for the three months ended June 30, 2020 of $364,968 (June 30, 2019: $83,037).

Balances in US dollars are as follows:

	June 30, 2020	March 31, 2020
	$	$
Cash and cash equivalents	3,534,009	134,835
Accounts payable and accrued liabilities	(858,490)	(899,992)
	2,675,519	(765,157)

(c) Managing Capital

The Company’s objectives, when managing capital, are to safeguard cash, cash equivalents and marketable securities as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its businesses.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue shares or issue debt (secured, unsecured, convertible and/or other types of available debt instruments).

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There were no changes to the Company’s capital management policy during the year. The Company is not subject to any externally imposed capital requirements.

USE OF PROCEEDS

The following table provides an update on the anticipated use of proceeds raised in the October 2019 equity offering along with amounts actually expended. As of June 30, 2020, the following expenditures have been incurred:

Item	Amount to Spend	Spent to Date	Adjustments	Remaining to Spend
Continued clinical development of MDNA55	$ 1,400,000	$ 1,400,000	-	-
Preclinical development of lead IL2 Superkine MDNA11	$ 2,375,000	$ 2,375,000	-	-
General corporate and working capital purposes	$ 2,392,002	$ 1,268,344	-	$ 1,123,658
Total	$ 6,167,002	$ 5,043,344	$ -	$ 1,123,658

The following table provides an update on the anticipated use of proceeds raised in the 2020 Public Offering along with amounts actually expended. Following completion of the 2020 Public Offering, Medicenna selected MDNA11 as its lead IL-2 candidate over MDNA19 to progress to the clinic and, as such, proceeds from the 2020 Public Offering, which were initially allocated to the development of MDNA19, have been re-directed to the development of MDNA11 in the same proportions As of June 30, 2020, the following expenditures have been incurred:

Item	Amount to Spend	Spent to Date	Adjustments	Remaining to Spend
Preclinical development	$ 3,300,000	-	-	$ 3,300,000
Manufacturing of clinical batch	$ 4,400,000	$ 99,749	-	$ 4,300,251
Clinical development	$ 13,150,000	-	-	$ 13,150,000
General corporate and working capital purposes	$ 11,350,000	-	-	$ 11,350,000
Total	$ 32,200,000	$ 99,749	$ -	$ 32,100,251

RISKS AND UNCERTAINTIES

An investment in the Company’s common shares (the “Common Shares”) involves a high degree of risk and should be considered speculative. An investment in the Common Shares should only be undertaken by those persons who can afford the total loss of their investment. Investors should carefully consider the risks and uncertainties set forth below, as well as other information described elsewhere in this MD&A. The risks and uncertainties below are not the only ones the Company faces. Additional risks and uncertainties not presently known to Medicenna or that Medicenna believes to be immaterial may also adversely affect Medicenna’s business. If any of the following risks occur, Medicenna’s business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment. Further, if Medicenna fails to meet the expectations of the public market in any given period, the market price of the Common Shares could decline. Medicenna operates in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of Medicenna’s control.

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Please refer to our MD&A and annual information form for the year ended March 31, 2020 for a complete discussion of risks and uncertainties.

•	We have no sources of product revenue and will not be able to maintain operations and research and development without sufficient funding.
•	We are highly dependent upon certain key personnel and their loss could adversely affect our ability to achieve our business objective.
•	If we breach any of the agreements under which we license rights to product candidates or technology from third parties, we can lose license rights that are important to our business. Our current license agreements may not provide an adequate remedy for breach by the licensor.
•	Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results and our product candidates may not have favourable results in later trials or in the commercial setting.
•	We are subject to the restrictions and conditions of the CPRIT agreement. Failure to comply with the CPRIT agreement may adversely affect our financial condition and results of operations.
•	If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.
•	We rely and will continue to rely on third parties to plan, conduct and monitor preclinical studies and clinical trials, and their failure to perform as required could cause substantial harm to our business.
•	We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, business operations could suffer significant harm.
•	Our future success is dependent primarily on the regulatory approval of a single product. MDNA55 is in the mid stages of clinical development and MDNA11 in pre-clinical development and, as a result, we will be unable to predict whether we will be able to profitably commercialize our product.
•	We will be subject to extensive government regulation that will increase the cost and uncertainty associated with gaining final regulatory approval of its product candidates.
•	Negative results from clinical trials or studies of third parties and adverse safety events involving the targets of our products may have an adverse impact on future commercialization efforts.
•	If we are unable to enroll subjects in clinical trials, we will be unable to complete these trials on a timely basis.
•	We face the risk of product liability claims, which could exceed our insurance coverage and produce recalls, each of which could deplete cash resources.
•	We may not achieve our publicly announced milestones according to schedule, or at all.
•	Changes in government regulations, although beyond our control, could have an adverse effect on our business.
•	Our significant shareholders may have material influence over our governance and operations.
•	Our discovery and development processes involve use of hazardous and radioactive materials which may result in potential environmental exposure.
•	If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates.
•	Significant disruption in availability of key components for ongoing clinical studies could considerably delay completion of potential clinical trials, product testing and regulatory approval of potential product candidates.
•	Our success depends upon our ability to protect our intellectual property and its proprietary technology.
•	Our potential involvement in intellectual property litigation could negatively affect our business.
•	Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them.

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•	Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.
•	Our common share price has been volatile in recent years, and may continue to be volatile.
•	Future sales or issuances of equity securities or the conversion of securities into Common Shares could decrease the value of the Common Shares, dilute investors’ voting power, and reduce earnings per share.
•	We are subject to foreign exchange risk relating to the relative value of the United States dollar.
•	Any failure to maintain an effective system of internal controls may result in material misstatements of our consolidated financial statements or cause us to fail to meet the reporting obligations or fail to prevent fraud; and in that case, shareholders could lose confidence in our financial reporting, which would harm the business and could negatively impact the price of the Common Shares.
•	Any future profits will likely be used for the continued growth of the business and products and will not be used to pay dividends on the issued and outstanding shares.
•	We may pursue other business opportunities in order to develop our business and/or products.
•	Generally, a litigation risk exists for any company that may compromise our ability to conduct our business.
•	Our success depends on our ability to effectively manage our growth.
•	We are likely a “passive foreign investment company,” which may have adverse United States federal income tax consequences for United States shareholders.
•	It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company has implemented a system of internal controls that it believes adequately protects the assets of the Company and is appropriate for the nature of its business and the size of its operations. The internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our assets are safeguarded.

These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting means a process designed by or under the supervision of the Chief Executive Officer and the Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud. There were no changes in our internal control over financial reporting that occurred during the three months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As of June 30, 2020, the Company’s management has assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures using the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 framework. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these controls and procedures are effective.

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OTHER MD&A REQUIREMENTS

Outstanding Share Data

As at the date of this report, the Company has the following securities outstanding:

Number
Common shares	48,814,933
Warrants	7,134,300
Stock options	4,067,500
Total	60,016,733

For a detailed summary of the outstanding securities convertible into, exercisable or exchangeable for voting or equity securities of Medicenna as at March 31, 2020, refer to notes 8, 9, and 10 in the audited 2020 annual financial statements of the Company.

Additional information relating to the Company, including the Company’s annual information form in respect of fiscal year 2020, is available under the Company’s profile on SEDAR at www.sedar.com.

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